

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 31, 2017

Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer
Halcón Resources Corporation
1000 Louisiana St., Suite 6700
Houston, TX 77002

> **Re:** **Halcón Resources Corporation**
> **Information Statement on Form PRE 14C**
> **Filed July 26, 2017**
> **File No. 1-35467**

Dear Mr. Mize:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Based on the disclosure contained on page 9 of the Information Statement, it appears that you solicited 25 shareholders representing approximately 53.9% of your issued and outstanding common stock to execute written consents approving the divestiture of your Williston Basin assets. It does not appear that you filed materials regarding that solicitation. Please advise us of the consideration that you gave to the requirements of Rule 14a-2(b) under Regulation 14A. Your analysis should provide a legal analysis detailing how you obtained these shareholder consents in a manner that did not constitute a solicitation subject to the proxy rules. Alternatively, please file a preliminary proxy statement on Schedule 14A.

Mark J. Mize
Halcón Resources Corporation
July 31, 2017
Page 2

<u>Closing Comments</u>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources